NAVSTAR MEDIA HOLDINGS, INC.
                         26, Chaowai Road, Suite A2205,
                    Chaoyang District, Beijing, 100020, China

                                  July 17, 2008


VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
450 Washington Street, N.W.
Washington, D.C.  20549

Re:         Navstar Media Holdings, Inc..
            Form RW - Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-140324 filed on January 30, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Navstar Media Holdings, Inc. (the "Registrant") hereby respectfully requests that its Registration Statements on Form SB-2, Commission File No.
333-140324 (the "Registration Statement"), be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

The reason for this withdrawal request of the Registration Statement is that there is no longer an underlying business reason for its filing.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact Howard Jiang (212-704-6063) of Troutman Sanders LLP, The Chrysler Building, 405 Lexington Avenue, New York, NY 10174, the Registrant's outside counsel.

Sincerely,

Navstar Media Holdings, Inc.


/s/ Ranny Liang
---------------------------
Ranny Liang
Chief Executive Officer and Chairman of the Board